FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                August 17, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Section 198 Notice dated 17 August 2004


17 August 2004

                               British Energy plc


Notification for the purposes of sections 198-203 Companies Act 1985 - British Energy plc (the "Company")

Brian J. Stark, of business address 3600 South Lake Drive, St. Francis, Wisconsin 53253, USA, hereby gives the Company notice as follows:

1. At close of business on 05 August 2004 Mr Stark was interested in a total of 42,841,175 shares of the Company.

2. On 13 August 2004 his interest increased (by way of further purchases) so that he became interested in a total of 44,841,175. Of these 44,841,175 shares:

      (A) the interest in 33,630,881 shares arose from the holding registered in the name of Shepherd Investments International Ltd, with registered office c/o HWR Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands ("Shepherd"), which is managed by Stark Offshore Management LLC, with registered office at 3600 South Lake Drive, St. Francis, Wisconsin 53253, USA ("Stark Offshore"). Mr Stark controls at least one-third of the voting power of Stark Offshore; and

      (B) the interest in 11,210,294 shares arose from the holding registered in the name of Stark International, with registered office c/o Arthur Morris, Christensen & Co., Century House, 31 Richmond Road, Hamilton HM 08, Bermuda ("Stark"), whose managing general partner is Stark Onshore Management LLC, with registered offices at 3600 South Lake Drive,
      St. Francis, Wisconsin 53253, USA ("Stark Onshore"). Mr Stark controls at least one-third of the voting power of Stark Onshore.

3. (A) of the 33,630,881 shares held by Shepherd as at close of business on 13 August 2004, 30,818,381 were ordinary shares and 2,812,500 were ordinary shares represented by an interest in 37,500 American Depositary Receipts ("ADRs").

      (B) of the 11,210,294 shares held by Stark as at close of business on 13 August 2004, 10,272,794 were ordinary shares and 937,500 were ordinary shares represented by an interest in 12,500 ADRs.

4. The interests in the shares detailed at paragraphs 1-3 above do not arise by virtue of such an interest as is mentioned in s.208(5) Companies Act 1985.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  August 17, 2004                     BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations